Pennsylvania Avenue Event-Driven Fund
A series of The Pennsylvania Avenue Funds

Sub-Item 77H: Change in Control of Registrant

On 2/1/2007, National Financial Services LLC FBO its clients, 100 Salem Street, Smithfield, RI 02917 became a Control Person through the purchase of shares of the Registrant.

On 4/13/2007 Scottrade Inc FBO its clients, 12800 Corporate Hill Drive, St. Louis, MO 63131 became a Control Person through the purchase of shares of the Registrant. On 4/16/2007, it ceased to be a control person due to investment in the Registrant by other persons and became a control person again on 5/3/07. On 5/16/2007, it ceased to be a control person due to investment in the Registrant by other persons and became a control person again on 6/15/2007. On 6/20/2007, it ceased to be a control person due to investment in the Registrant by other persons and became a control person again on 6/27/2007.

On 4/20/2007 Pershing LLC FBO its clients, One Pershing Plaza, Jersey City,
NJ 07399 ceased to be a Control Person as a result of the purchase of shares of the Registrant by other persons.